Delcath Systems, Inc.

1301 Avenue of the Americas

43rd Floor

New York, New York 10019

July 15, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Amanda Ravitz
Assistant Director

    Re: Delcath Systems, Inc. (the “Company”)

    Registration Statement on Form S-1

    File No. 333-204979

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 pm, Washington, D.C. time on July 15, 2015, or as soon thereafter as is practicable, or at such later time as the Company may orally request via telephone call to the staff. The Registrant hereby authorizes Steven A. Navarro, counsel to the Registrant, to make such request on its behalf. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Steven A. Navarro at (212) 309-6147.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Delcath Systems, Inc.

By:	/s/ Jennifer K. Simpson
Name:	Jennifer K. Simpson
Title:	President and Chief Executive Officer

cc: Morgan, Lewis & Bockius LLP